UNITED STATES OF AMERICA
                                 before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                           Report for Period
24 Prime Parkway                   January 1, 1998 to
Natick, MA  01760                  March 31, 1998
                                   Pursuant to Rule 24

File Nos.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR Nos. 35-26108, 35-26335, 35-26564 (the "Orders"), HEC is authorized to provide energy management services, demand side management services and other energy-related services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended March 31, 1998. See Exhibit A.

2. A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the 15th day of April 1998.

                                   HEC Inc.
                                   By:/s/Linda A. Jensen
                                   Vice President - Finance




                                    EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - March 31, 1998


                                      ASSETS


CURRENT ASSETS:                                      1998
                                                  -----------
    Cash and cash equivalents                     $  211,038
    Contract receivables, current,
    less allowance for uncollectibles of $301,230  5,947,519
    Other current assets                             268,624
                                                  -----------
                  Total current assets             6,427,181

                                                  -----------
PROPERTY AND EQUIPMENT                             4,174,934
    Less accumulated
      depreciation and amortization                2,672,230
                                                  -----------
            Net property and equipment             1,502,704
                                                  -----------
OTHER ASSETS                                         122,805

TOTAL ASSETS                                     $ 8,052,690
                                                 ===========


          LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
    Accounts Payable                              $1,606,814
    Accrued Expenses                                 137,934
    Accured Income Taxes                             193,863
    Short-Term Borrowing NU Moneypool              1,150,000
                                                 -----------
                  Total current liabilities        3,088,611
                                                 -----------
OTHER LIABILITIES:
    Deferred income tax liability                    485,075
    Other                                            635,628
                                                 -----------
                  Total other liabilities          1,120,703
                                                 -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                    100
    Additional paid-in-capital                     4,000,000
    Foreign Currency Exchange
    Accumulated Deficit                             (156,724)
                                                 -----------
                  Total stockholder's equity       3,843,376

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $ 8,052,690
                                                 ============


                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED MARCH 31, 1998

REVENUES                                          $ 6,089,208

COST OF REVENUES                                    5,455,513
                                                   ----------
    Gross profit                                      633,695

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          929,879
                                                   ----------
    Operating income                                 (296,184)
                                                   ----------
INTEREST INCOME (EXPENSE)
    Interest income                                    44,302
    Interest expense                                  (16,850)
                                                   ----------
                                                       27,452
                                                   ----------
    Income before income tax expense                 (268,732)

INCOME TAX EXPENSE                                          0

   Net Income (Loss)                                $(268,732)
                                                   ==========

                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR JANUARY 1 - MARCH 31, 1998

                        NARRATIVE DESCRIPTION OF SERVICES

Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals and other municipal facilities under utility-sponsored programs. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.

HEC consulting activities consisted primarily of design and specification of energy consuming equipment for clients including schools, hospitals and commercial facilities.